UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the transcripts of the of UBS Group 2Q26 Earnings call remarks and
Analyst Q&A, which appear immediately following this page.

Second quarter 2026 results
29 July 2026
Speeches by
Sergio P.
Ermotti
, Group Chief Executive Officer,
and
Todd
Tuckner
,
Group Chief Financial Officer
Including analyst Q&A session
Transcript.
Numbers for
slides refer
to the
second quarter
2026 results
presentation. Materials
and a
webcast
replay are available at www.ubs.com/investors
Sergio P.
Ermotti
Slide 3 – Key messages
Thank you, Sarah and good morning, everyone.
Almost three years ago, we presented our first set of consolidated results.
From the beginning, I made it clear
that the acquisition of Credit Suisse was
not a gift that we received, but
rather,
a prize that we would all have to fight to win.
As expected,
the journey
was not
a straight
line. It
required
a lot
of hard
work from
my colleagues
at UBS
and
painful decisions. Now these
efforts are paying off, and the
extraordinary patience and support
of our shareholders
is starting to be rewarded.
In the first
half of the
year,
we achieved a
return on CET1
capital of around
17%. While the
year is not
over,
we
are close to achieving the same level of profitability UBS had prior to the acquisition, underscoring our efforts over the last three years.
Just as
importantly, we laid the
foundation to
drive sustainable
value creation
and long-term
growth while
providing
enhanced capabilities to our clients and even better opportunities for our people.
The second quarter provided further evidence of the power of our globally diversified franchise and our potential.
Markets remained remarkably resilient and client sentiment was constructive, supported by growing confidence in the long-term outlook for global growth and continued investment in AI and emerging technologies.
Against this backdrop,
our integrated One
Bank model remains
a key driver
of growth as
we deliver the
full breadth
of our capabilities across the firm to clients, deepening relationships and reinforcing our competitive position.
This was reflected in another quarter of robust inflows onto our Global Wealth and Asset Management platforms, which drove Group invested assets to a record of 7.3 trillion.

The value of
collaboration is
most evident in
the performance of
our APAC and Americas
regions this quarter
where
we achieved several revenue records across our franchises. Profit before tax doubled in APAC and grew by 85% in
the Americas.
In Switzerland, we granted or renewed
around 40 billion Swiss francs
of loans to businesses and households,
and
we saw broad-based growth across all our businesses booked in Switzerland.
And for the first full quarter in
which
we were operating on UBS platforms.
The Investment Bank delivered
another quarter of exceptional returns
while maintaining risk and capital
discipline
– a reflection of our strengthened competitive position and the enhanced scale of our platform.
We are
also close
to substantially
completing the
integration by
the end
of the
year,
as planned.
With all
clients
migrated
and
the
wind-down
of
Non-core
and
Legacy
nearing
completion,
more
than
90%
of
legacy
business
applications are
no longer
in use.
This enables
us to
accelerate decommissioning
and further
simplify our
operations.
As
we
realize
cost
synergies,
we
continue
to
strategically
invest
to
drive
long-term
growth
by
expanding
our
technological capabilities,
including AI, digital
assets and
infrastructure. We
are empowering
our colleagues
with
the tools and
skills needed to
accelerate adoption and
deliver greater value
for clients and
help improve productivity
in the coming years.
Our performance to date has resulted in healthy capital generation. This has further fortified our balance sheet for all seasons
and allows
us to
continue deploying
resources towards profitable
growth opportunities
to support
clients
and deliver on our capital return ambitions.
With our latest share repurchase
program just finished, we are
continuing with another program under which
we
intend to buy back 3 billion dollars of shares at the latest by the end of the second quarter 2027.
We plan to buy back at least 1 billion over the next three months. The amount and pace will remain subject to our short-term financial performance
and outlook, maintaining
a CET1 capital
ratio of around
14% and further
visibility
on the deliberations by the Swiss Parliament on the capitalization of foreign subsidiaries.
As
we
enter
the
third
quarter,
market
conditions
remain
broadly
constructive,
supported
by
healthy
client
engagement, the continued broadening of market leadership and historically elevated equity dispersion.
At the same
time, ongoing geopolitical
developments and volatile energy
prices lead to high
levels of uncertainty
around
the
inflation
and
interest
rate
outlook.
This
could
contribute
to
changes
in
macroeconomic
conditions,
periods of elevated volatility and more measured investor sentiment.
In closing,
we entered
the second
half of
the year
with considerable
momentum and
we are
well positioned
to
outperform our 2026 exit-rate
return target and achieve
our exit-rate cost-income ratio
target. But we know
that
conditions can change quickly, and important work remains.
As a result, we remain firmly focused on what we can
control: staying close to clients, completing the integration, executing
our
growth
plans
and
managing
risk
with
discipline
-
all
while
remaining
a
trusted
partner
in
the
communities where we live and work.
With that, let me hand over to Todd.

Todd
Tuckner
Slide 5 – Underlying PBT +45% on strong revenue growth and operating leverage
Thank you Sergio, and good morning everyone.
In the second quarter, we delivered
reported net profit of 2.8 billion and earnings per share of 87 cents.
On an
underlying basis,
our pre-tax
profit was
3.9 billion,
up 45%
year on
year,
and our
return on
CET1 capital
was 16.4%.
Revenues increased by 16% to 13.3 billion and were up 14% across our core franchises.
Operating
expenses
were
7%
higher
on
stronger
revenue
performance,
and
were
down
7%
when
excluding
variable compensation, litigation and currency effects.
Overall, we drove 8 percentage points of positive operating leverage, resulting in a cost-income ratio of 70%.
Slide 6 – Net profit 2.8bn driven by PBT growth across our businesses
Moving to slide 6.
Our strong
second-quarter results
underscore
our earnings
power,
with broad-based
growth
across
each of
our
core franchises, led
by Global Wealth
Management and the
Investment Bank. This
balanced performance reflects
continued client momentum, the breadth of our capabilities, and the durable benefits of the integration.
On a reported
basis, our pre-tax
profit of 3.6
billion included 352 million
of revenue adjustments
and 645 million
of
integration
expenses.
Consistent
with
our
full-year
guidance,
we
expect
integration-related
expenses
in
the
second half to be around
750 million, split roughly evenly
between the third and fourth quarters,
as we complete
the remaining work and close out the integration program by year end.
The effective tax rate was 22%, slightly below our full-year guidance of 23%.
Slide 7 – On track to deliver ~13.5bn gross cost saves by YE26
Turning to our cost update on slide 7.
During the
second quarter,
we delivered
further gross
cost reductions
of 1.1
billion, bringing
cumulative savings
since the
end of
2022 to
12.6 billion.
With more
than 90%
of the
cost synergies
expected from
the acquisition
now realized, we remain firmly on track to achieve our 13-and-a-half-billion ambition by the end of this year.
The total headcount at quarter-end
was 112 thousand, 4% lower sequentially and approximately
28% below our
2022 baseline.
Over
this
same
period,
we’ve
also
reduced
the
Group’s
operating
expenses
by
28%
when
excluding
litigation,
variable compensation and currency effects.
Building on
strong
execution in
the first
quarter,
we further
progressed
our cost
actions in
2Q, accelerating
the
realization of synergies
we had
expected later
this year. Together with strong revenue performance,
this has
created
additional capacity,
which we are selectively directing towards investments
in growth, technology and operational
resilience to
strengthen our
positioning for
the future.
At the
same time,
we remain
firmly focused on
delivering
our underlying cost-income ratio target as of the end of the year.

Slide 8 – Our balance sheet for all seasons is a key pillar of our strategy
Turning to slide 8. As of the end of June, our balance sheet for all seasons consisted of 1.7 trillion in total assets.
Within that, we saw 1% sequential growth in our loan book, while deposit balances were broadly stable.
Credit quality within our
loan portfolio remained strong,
with credit-impaired exposures of 1%,
and a 7-basis-point
cost
of
risk.
Group
credit
loss
expense
totaled
121
million,
largely
driven
by
Stage
3
positions
in
Personal
&
Corporate Banking and the Investment Bank.
Our tangible
book value per
share decreased sequentially
by 2%
to 26
dollars and
89 cents,
primarily as
shareholder
distributions of
3.4 billion
related
to the
2025 dividend,
and share
repurchases
in the
quarter,
more
than offset
total comprehensive income.
On
funding,
having
completed
our
AT1
plan
by
the
end
of
March,
we
took
advantage
of
favorable
market
conditions
in
the
second
quarter
to
pre-fund
part
of
our
future
AT1
needs.
Looking
ahead,
we’ll
remain
opportunistic as market conditions allow.
Overall, we continue to operate
with a highly fortified and
resilient balance sheet with total loss
absorbing capacity
of 194 billion, a net stable funding ratio of 115% and an LCR of 177%.
Slide 9 – Capital generation and resource discipline while delivering on returns ambitions
Turning
to capital
on slide
9. Our
CET1 capital
ratio at
the end
of June
was 14.4%,
and our
CET1 leverage
ratio
was 4.4%.
Our common
equity tier
1 capital
in the
quarter decreased
by 0.8
billion, mainly
as earnings
accretion was
more
than
offset
by
accruals
for
future
capital
returns,
including
the
entirety
of
the
new
3-billion
share
repurchase
program
that
Sergio
highlighted
earlier.
The
buyback
accrual
reduced
our
CET1
capital
ratio
in
the
quarter
by
around 60 basis points, with a 20-basis-point impact on our CET1 leverage ratio.
RWA increased
by 4 billion,
while LRD was
lower sequentially by
a similar amount,
reflecting disciplined
resource
deployment alongside elevated client activity.
Turning to UBS AG. The parent bank’s standalone CET1
capital ratio on a fully applied basis increased sequentially to 14.4%,
mainly reflecting
dividend payments
from its
subsidiaries and
strong operating
performance. This
was
partially offset by a 1.8 billion dividend accrual in the quarter.
Slide 10 – Global Wealth Management
Turning to our business divisions, and starting on slide 10 with Global Wealth Management.
GWM delivered a
pre-tax profit of
2 billion, up 38%
year over year,
with positive operating jaws
of 7 points, and
double - digit growth across all regions and revenue lines.
Our
performance
this
quarter
once
again
demonstrates
the
strength
and
breadth
of
our
wealth
franchise.
The
combination of leading
capabilities, differentiated
CIO insight and
a truly
global footprint positions
us to
capture
an increasing share of the secular growth in global wealth.
Net new assets
totaled 36 billion,
equivalent to 3% annualized
growth, and contributing
to a sequential
increase
in invested assets of 6%.

We
continued to
see
strong
demand for
our CIO-led
solutions, leading
to 13
billion of
net
new fee
generating
assets and
record
mandate penetration
– clear
evidence of
the value
clients place
on our
trusted, expert
advice.
Demand for discretionary mandates
remained particularly strong, including
for our flagship MyWay
solution, with
invested assets now exceeding 40 billion, up 75% year on year.
Client sentiment remained constructive during the quarter, supporting continued re-leveraging across regions. Net
new loans were 7 billion, mainly driven by
Lombard, especially in the Americas and APAC.
Net new deposits were
2 billion as inflows into current and savings accounts more than offset outflows in fixed-term deposits.
From a regional perspective, Asia Pacific delivered
another quarter of standout performance with pre-tax profit up
48%, a
45% pre-tax
margin and
double-digit growth
across all revenue
lines. Asset
gathering also
remained strong,
with annualized growth of 5% in net new assets, and 8% in net new fee-generating assets. Mandate penetration increased
by

percentage
points
year
on
year
to
a
record
level,
underscoring
how
the
APAC
wealth
team
is
broadening client relationships and adding
another dimension to its
growth through more recurring and diversified
revenue streams.
In
the
Americas,
disciplined
execution
of
our
strategic
priorities
continues
to
drive
stronger
momentum
and
profitability. Pre
-tax profits grew 47%, with a pre
-
tax margin of 16%, supported by record quarterly revenues. Net new loans were 3 billion, reflecting continued traction from our enhanced banking capabilities. Strong same-store performance drove positive net new assets of 1 billion, despite around 10 billion of seasonal tax-related outflows.
EMEA delivered another strong quarter,
with pre-tax profit increasing 28% and the pre-tax margin reaching 38%, alongside 12
billion of
net new
assets. Continued
and sustained
demand for
CIO-led solutions
drove 9% annualized
growth in net new
fee-generating assets, helping lift
mandate penetration by 5
percentage points year on
year and
setting a new benchmark for the division.
Our Swiss unit grew
its pre-tax profit
by 25% and attracted
14 billion in net new
assets, reflecting growing
client
momentum and
operating efficiency
following the
successful completion
of the
Swiss booking
center migration
last quarter.
Turning to divisional revenues, which increased by 14%.
Recurring net
fee income grew
by 11%
to 3.7 billion,
supported by
positive market
performance and around
70
billion of net new fee-generating assets over the past 12 months.
Transaction
-based income rose 23%
to 1.5 billion, marking the
12th consecutive quarter of double-digit
year-on-
year growth.
APAC
and the Americas
each grew
transaction fees by
around 30%, fueled
by strong client
activity
in structured products and cash equities. This
reflects the power of our integrated
client-centric approach, bringing
together GWM and the IB to deliver differentiated solutions at scale.
Net interest income of 1.8
billion rose by 12% year
over year and 1%
sequentially, with the quarter-on-quarter rise
largely driven by higher loan volumes.
For
3Q,
we
expect
GWM
NII
to
increase
modestly,
supported
by
further
lending
expansion
and
higher
deposit
margins.
We now
expect full-year 2026
GWM net interest
income to grow
by around
10% versus 2025,
with strong
loan
growth, higher US dollar rates than
previously assumed, and an improved deposit mix
more than offsetting margin
compression in lower-rate currencies.
Operating expenses in GWM
rose by 6%.
When excluding variable compensation,
litigation and currency
effects,
costs declined by 1%.
Slide 11 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 11.

P&C delivered a
pre-tax profit of
676 million
Swiss francs,
up 21%,
with positive
operating leverage
of 7
percentage
points.
With the
final stages
of client
account migration
successfully completed,
our Swiss
business entered
the second
quarter
fully
focused
on
growth.
Strong
momentum
in
both
attracting
new
clients
and
deepening
existing
relationships
drove
positive
net
new
clients,
balance
sheet
expansion
across
both
loans
and
deposits,
and
10%
annualized net new investment product growth for the first half.
These higher volumes and client activity levels contributed to a 3% increase in total revenues.
Net interest income increased by 1% year on year and 2% sequentially, driven by higher loan volumes.
We expect continuing lending momentum to support flat to slightly higher P&C NII in the third quarter.
Non-interest revenue
increased by 4%
led by Personal
Banking, where custody
and mandate fees benefited
from
positive markets and strong net new investment product flows.
In
Corporate
and
Institutional
Clients,
lower
activity
in
structured
and
syndicated
finance
largely
reflected
deal
timing slipping into later periods, while
trade and export finance remained strong, particularly among clients in the
energy sector.
Other revenues this quarter included valuation gains on investments.
Credit
loss
expense
was
61
million
Swiss
francs,
driven
by
Stage
3
positions.
Given
ongoing
macroeconomic
uncertainty,
we continue to
expect credit
losses in the
second half to
average around
75 million Swiss
francs per
quarter.
Reflecting
the
first-half
outcome,
we
now
expect
P&C’s
full-year
CLE
to
come
in
below
our
previous
estimate of around 300 million Swiss francs.
Operating expenses declined by 4%, driven by continued synergy realization and disciplined cost management.
Slide 12 – Asset Management
Turning to Asset Management on slide 12.
Pre-tax profit grew by 9% to 237 million with assets under management surpassing 2.2 trillion.
Revenues declined
by 2%
mainly reflecting
the absence
of fee
contributions from
O’Connor following
its sale
at
the end of last year.
Excluding business-exit effects, revenues
increased by 5% as
fees from higher average
invested assets were partly
offset by margin pressure and an adverse year-on-year
swing in net valuation effects.
Net new
money was 6
billion, driven by
SMAs, ETFs and
Unified Global Alternatives.
UGA reached
366 billion of
invested assets and attracted 10 billion of new commitments across GWM and AM in the quarter.
Building on
this momentum,
we recently
announced a
strategic partnership
with MSCI
to enhance
transparency
and
support
growth
by
combining
our
investment
expertise
and
client
insights
with
MSCI’s
data
and
analytics
capabilities.
Operating expenses
declined 6%,
reflecting ongoing
cost discipline
and the
lower direct
expense base
following
the O’Connor disposal.
We expect the sale to have broadly similar impacts on third-and fourth-quarter revenue and expense comparisons.
Slide 13 – Investment Bank

Onto slide 13. The
Investment Bank delivered
excellent results, generating
record 2Q revenues,
a pre-tax profit
of
1.2 billion – more than double the prior-year quarter – and a pre-tax return on equity of over 23%.
Notably,
we achieved this performance without materially expanding our balance sheet. While revenues increased
31% to
3.7 billion,
RWA
and LRD
rose only
modestly,
underscoring the
strength of
our client
franchise and
our
ability to capture significantly higher activity with disciplined use of financial resources.
Global Banking revenues increased by 33% to 693 million. Capital Markets was a standout, up 55%, with notable
strength in
LCM, where
revenues more
than doubled
year on
year,
alongside strong
performances in
both ECM
and DCM.
Advisory revenues were 5% lower primarily reflecting an M&A market increasingly skewed toward a small number
of very large transactions, where participation is often influenced by broader client financing relationships.
Looking ahead, our
pipeline remains
healthy,
with strong
client engagement
and activity
building across
regions,
supported by
close collaboration
with GWM
in originating
advisory opportunities.
Beyond the
very largest
deals,
we
continue
to
see
good
momentum
across
the
broader
advisory
market,
particularly
in
the
mid-to-large-cap
segment, where our competitive position continues to strengthen.
Global Markets delivered
a record second
quarter with revenues
increasing by 31%
to just over
3 billion. Equities
led the performance, with
revenues up 53% on
strong client activity, elevated cash equity volumes and
exceptional
momentum in Asia Pacific, where Markets achieved a record quarter.
FRC revenues were
21% lower,
reflecting a less favorable
environment for our
business mix than a
year ago, and
disciplined
resource
allocation
as
we
selectively
shifted
balance
sheet
capacity
to
capitalize
on
stronger
client
momentum in Equities.
Operating expenses increased by 11%, driven by higher personnel expenses.
Slide 14 – Nearing completion of NCL wind-down
On slide 14,
Non-core and
Legacy generated a
pre-tax loss of
52 million while
we continued to
drive down costs
on an accelerated basis.
Excluding litigation,
expenses in
the quarter
declined 72%
year on
year and
30% sequentially,
resulting
in cost
reductions versus the 2022 baseline of 88%.
Reflecting the pace and
scale of cost savings
already achieved, we now
expect the 2026 exit
rate for NCL operating
expenses, excluding litigation, to be around 400 million.
Risk-weighted assets in NCL were
broadly stable sequentially,
reflecting a concentration of smaller,
more bespoke
positions in the residual portfolio.
Slide 15 – Well positioned
to outperform our 2026
exit rate underlying RoCET1
target of ~15% and
achieve <70%
underlying cost / income ratio
To
close, the return on CET1 capital and the cost-income ratio
we delivered in the first half of 2026 are
important
proof points
of the earnings
power and scalability
of our franchise,
as well as
our continued cost
discipline. They
also demonstrate
how strong
client engagement,
disciplined execution
and capital
efficiency are
translating into
durable operating leverage as we enter the final phases of the integration and position the firm for future growth.
With both
metrics
already
ahead,
or
within
striking
distance,
of
our
2026
exit-rate
targets,
we
are
increasingly
confident in our ability to meet, and potentially exceed, our financial ambitions.
With that, let’s open for questions.

Analyst Q&A (CEO and CFO)
Jeremy Sigee, BNP Paribas
Morning and thanks very much. I wanted to ask a couple of questions about the businesses, please, actually.
Firstly,
on the Investment Bank, I was going to ask how you balance the growth opportunity versus the balance sheet constraint that you impose on that business, but you're sort of showing us here that actually you can get the revenue growth without expanding the balance sheet. And I just wonder if you could talk about how you achieve that, how do you put through significantly more volume, with a constrained or an unchanged balance sheet in the IB? That's my first question.
And then the second one was just on US Wealth Management. I know it's a familiar theme, but you saw significant further advisor exits in the quarter. I just wondered if you could comment on those exits and, more broadly,
where you are in the stabilization of the US wealth management franchise. Thank you.
Todd
Tuckner
Hey Jeremy,
thanks for those questions. So in terms of the IB, I mean, that is an excellent point you bring up and something, of course, we're very focused on. We operate within our limits. We think that's important to the value proposition that we offer,
which is to run an Investment Bank that supports Global Wealth Management and also our corporate and institutional clients. And so for us, resource allocation to the IB and within the IB is really,
for us, stock in trade and how we're very focused. You asked about how.
I mean, the focus for the
business was really on intermediation within Equities, is where we drove a lot of the outperformance that we had in Equities. And so that was certainly a focus. The balance sheet, of course, within Equities was used more sparingly to support prime brokerage financing balances. And, as I also highlighted in my prepared remarks, we also allocate within the IB as we see fit and saw more opportunities in the quarter to drive some of the Markets outperformance, including in intermediation, and move some of the capital allocation away from FRC into
Equities.
On your second question, look, we're comfortable with the steps we're taking to drive full-year net new assets in
Wealth in the Americas. We also recognize there's a lag effect from previously announced FA movement that will
continue to show up in flows for a few quarters. This said, we're actively recruiting and investing in teams aligned with our profitability ambitions. And it's important to note the rotation among financial advisors remains elevated across the industry,
given record valuations. But we continue to expect these dynamics to normalize in our book over the course of 2026.
Giulia Aurora Miotto, Morgan Stanley
Hi, good morning. Thank you for taking my questions. My first one is on the buyback, the 3 billion. And how should we read the fact that this goes until June ’27 rather than until year-end? So I would guess if we get some sort of compromise in Parliament, maybe it can be completed by year end, if not by June? So any comment on how we should think about the buyback would be great.
And then secondly, on the parent
capital, the plus 50bps quarter on quarter, any comment on that capital build, please?

Todd
Tuckner
Hey Giulia, thanks for the questions. So look, the way the share buyback language was constructed was to do a couple of things. One, we wanted to talk about a commitment of at least 1 billion that we're going to do over the next three months. On the other hand, you know, the program that we just announced today runs for two years. We gave an outlook that we would expect to be done latest by 2Q27. That's going to depend and be determined by,
in terms of the timing / pace but also the amount, the things that we've always said.
Outperformance supported by markets, our capital ratio of around 14%, but also the deliberations that are ongoing in the Parliament around the Swiss capital issue. So we size that timing. And ultimately, as these developments offer more visibility,
then we can update on any changes in our expectations. But that's the way we signposted the timeline on this new program.
In terms of the parent bank and the sequential build in capital, I think it's owing to a couple of things. The first, of course, is the strong operating performance of the Group, which manifests as well in the parent bank among others; also the strong operating performance in its subsidiaries allowing for stronger levels of upstreaming to the parent bank – just even ordinary dividends that we saw, for example, by the Americas in the second quarter and also by the Swiss subsidiary. So Holding [company] revenues
were also strong on top of the Operating [company]
revenues. The other point, though, that counterbalances that, is that we are pacing the level of dividend accrual that we're upstreaming to the Group. So if you look at our first-half performance in the parent bank, we've generated around 5 billion of profit and we've accrued about 3.5 billion of dividends. So at this point, that's reflective of our managing the parent bank’s – on a consolidated basis – tier 1 leverage ratio prudently.
So the
combination of stronger performance in some, and the way we're thinking about upstreaming to manage the tier
1 leverage ratio at the parent bank on a consolidated basis, contributes to the sequential growth in the parent bank's standalone capital.
Kian Abouhossein, JP Morgan
Yes,
good morning. Thanks for taking my questions. Both are related to Asia Wealth. First question is related to
ODI rules in China, which kicked in July 1
st
, just trying to understand if it had an impact on your business and how you think about ODI impact generally on your wealth business in Hong Kong in particular.
And then second question is related to Hong Kong again, where we see material growth in the affluent and also in the high net worth segment where you are maybe not present, especially clearly not in the affluent. Just trying to understand if you have any ambitions to expand in that area, considering the structural growth we're seeing in affluent / high net worth Hong Kong. Thank you.
Todd
Tuckner
Thanks a lot, Kian, for those questions. So first on ODI, it's still early, but based on what we're seeing today and the conversations we had, we don't view the evolving framework as a material constraint on the opportunity that we have, nor is it having any, certainly immediate, impact on flows. We see those developments primarily as more
of an evolution in transparency and reporting requirements, in particular a consolidation of existing requirements with more focus on enforcement, and specifically on offshore online brokers targeting mainland investors. So we don't see that as a real catalyst for change in affecting client demand for international diversification, and it's certainly not hitting through in our numbers. And I would just add that, given our cross-border framework and our strong compliance mindset and disciplined source of wealth standards, we also believe that we're very well-
positioned to navigate that evolving environment.

You asked about Asia flows and affluent
ambition. Let me make a couple of points. So first, we're very pleased with the position of our Asia franchise, in addition to first half NNA and NNFGA annualized growth of 7% and
10% respectively,
we're continuing to deliver very strong profitability and profitability growth. And we're also
growing clients and client assets, as well as broadening the regional contributions to client asset and profitability growth. And also, as I mentioned in my prepared comments, we're broadening client relationships and we're adding another dimension to our growth through more recurring diversified revenue streams. This quarter I mentioned setting a record for mandate penetration in that part of the division. And second, Kian, we're not standing still we're investing selectively in areas such as high net worth advisor capacity, particularly through
digital and platform scalability to broaden our growth opportunities. So we believe that the team is doing the right things to continue to grow fast. And we don't see it as a tradeoff between growth and profitability, we
believe we can capture both. In terms of the wealth spectrum, that is also quite a focus for the team to continue to invest, as I mentioned, in high net worth and to drive that. At the moment, the mass affluent is less a focus, but we believe as we build out our digital capabilities, that this is something that we can see moving into the various aspects of the wealth spectrum, including potentially the upper part of affluent.
Kian Abouhossein, JP Morgan
That's interesting. May I just ask you one more as we talk about mandate penetration – where are we on mandate penetration in GWM? We haven't had an update for a while.
Todd
Tuckner
Overall, we're now at an all-time high across all of the sectors. APAC has come a very long way, if you look at the
time series in terms of mandate penetration, and has doubled it over the last two or three years. So it really is broadening out, not only the types of solutions it's bringing to clients’ transaction base, but also mandates, as well as across the regions. So there's more geographic diversity within APAC as well. So we're broadening that
out. We're broadening out the revenue drivers. And so all of that speaks to quite a bullish view on its growth prospects.
Stefan Stalmann, Autonomous Research
Good morning. Thank you very much for taking my questions. I wanted to start with your very strong performance in Equities trading. It's not quite as good as the US banks, but it's better than your European peers that have reported so far.
And you've probably done quite a bit of benchmarking work around this. Maybe you can add a bit of color of where you've seen you've done better or worse than others, maybe where business mix or geographic differences play a role in explaining the relative performance versus peers.
And the second question was about GWM, where you mentioned an 8 billion negative impact on invested assets from exiting certain markets or exiting certain services. Could you maybe explain what that relates to?
Todd
Tuckner
So the latter one was just an exit in one part of our business, a relatively small part. And so it impacted AuM, but, because of the exit, it didn't impact on flows in the quarter.

In terms of equity trading and more color there. I'd say our geographical diversification really across the IB is a differentiator for us. And so we're strong really across the globe, and with strong focus this past quarter, of
course, at being able to leverage the APAC opportunity that was quite evident in our results. But I think it's the geographic diversity that is a differentiator.
And our ability, as I also mentioned, to stay close to clients, the relationships that we have developed, and our ability to generate revenue growth without extending the balance sheet materially really has been a differentiator for equities trading.
Stefan Stalmann, Autonomous Research
I just wanted to follow up on the first point, please. The 8 billion, was that an exit from a particular geography or was it more of a client group? And in which geography would I find that in?
Todd
Tuckner
We'll come back on the details on that one, Stefan.
Stefan Stalmann, Autonomous Research
Thank you very much.
Anke Reingen, RBC
Yeah, thank you very
much for taking my questions. The first is on your return on core tier 1 capital. So you said you're looking to exceed your targets for 2026. And while I understand you might not want to update 2028 at this stage, I'm just wondering, based on structural progress you made in 2026, are you seeing potential upside to your 2028 target? Just trying to distinguish between cyclical versus structural progress on the RoE?
And then secondly on Asia, I understand you don't want to comment on intra-quarter momentum, but given some of the weakness in equity markets in the region, are you seeing this as a more material headwind to your
Equities performance in the Investment Bank as well as in Wealth Management?
Todd
Tuckner
So, on the returns, we're obviously quite pleased with our performance and the momentum we're seeing across the business. We continue to have confidence in our ability to deliver against our ambitions, with the first-half performance that we've delivered. As we mentioned, we're well positioned to achieve our targets, with scope to outperform. Beyond that, specifically in terms of anything regarding 2028, we'll update you as part of our fourth quarter strategic update early next year.
On your question around Asia. The performance – not sure I fully took the question, but I commented in response to Kian’s question about the positioning of the Asia wealth business. As well, the IB in Asia performed quite strong and, as Sergio mentioned in his comments, Asia was a standout regional performance. So we see very strong continuing momentum in APAC and we're
quite encouraged about the momentum we're seeing in the
outlook. I would just add one other point to the prior question from Stefan. Just one other differentiator across
Equities is prime brokerage for us, and the financing revenues that we've generated. Even though we've been very disciplined from a resource allocation perspective, I think prime brokerage has been one area that is also differentiating us from certain of our peers.
Andrew Coombs, Citi
Morning. Perhaps one follow-up and then a fresh question on net new money. On the Equities result, you talk about having a diversified geographical mix, but you do over index in Asia versus a number of your peers. And clearly that's had a very strong second quarter because of the index rebalance, given what's happened in Korea and to a lesser extent Taiwan,
too. We're now seeing that reverse. So I assume that would point to beneficial for
Q3 as well. But beyond that, how sustainable do you think the Equities revenue strength is in Asia?
And then more broadly on net new money – very healthy print in Europe and Asia and the US too. Can you just elaborate on how much of that you think is cyclical, related to the current IPO environment we're seeing, versus how much of that is actually structural? Because you've now integrated Credit Suisse, a lot of the attrition of RMs is easing, and in case you're actually starting to grow again in some regions.
Todd
Tuckner
On the Equities strength in Asia and the outlook. Look, I think the benefit of the diversification that we have is that we're well positioned to take advantage, for example, of strong equity markets and client activity levels in
Asia, as we saw in the second quarter. But of course, the depth of our business across Europe as well as in the
Americas allows us to really take advantage of wherever there are strong markets. So, sure, the very strong
performance in volumes that we saw in Asia in the second quarter – and the first quarter, for that matter – is unlikely to continue at that level. But we're well positioned to take advantage, just given our global diversification.
In terms of the Wealth Management question around whether it's cyclical or structural. I would say that while supportive markets have contributed, an increasing share of the performance that we have reflects non-market factors. And this is giving me confidence around the durability and structural strength of our profitable growth trajectory through the cycle in GWM. And the proof points that I've mentioned a couple of times are our record mandate penetration, but also sustained transaction-based revenue outperformance, lending momentum and also deeper client engagement, through the integrated delivery of more and more One UBS capabilities. On that structural versus cyclical question, I do think we're seeing – and that is our strategy – to push more and more into structural, so that the performance that we see is more durable.
Benjamin Goy, Deutsche Bank
Two
questions, please, from my side. First, on a different topic: Personal & Corporate Banking. The cost base was stable but clearly down year-on-year.
Just wondering now [with] the progress you have done on the integration, whether we should expect a more meaningful step down in cost base in Q3 going forward.
And then another question on Asia – just wondering about your One Bank strategy and what we can comment on the visibility, or the pipeline of inflows. Also thinking about lockups coming after the IPOs in recent months, and how this could support your wealth management franchise too?

Todd
Tuckner
On the second one – first, in terms of the lockup issue around IPOs, I think what's important to underscore here is that our GWM performance, in terms of growth and asset acquisition, is not geared toward any one thing. It's quite diversified across the board. And so where there's been, say, a spate of IPOs, of course that's helpful. We
think IPOs are foundational to the outlook in Wealth Management. But that said, for us, it's not something we're highly dependent on to drive growth. And as a result, if there are lockups post IPO, we're not pricing in any downturn in net new asset growth as a result of that.
On the cost side. We continue to see meaningful integration-related benefits coming through Wealth and P&C in the second half, including from technology decommissioning, organization simplification and other integration actions. We mentioned the strong execution we had in the first half, including in the second quarter.
And that
has meant that some of these benefits were realized earlier than we had previously expected. And, as I mentioned in my prepared remarks, at the same time, we're selectively investing a portion of the capacity that we created into technology and other initiatives, including select advisor hiring, that support growth, productivity and attractive long-term returns. So for us, the clear guardrail remains our exit 2026 underlying cost-income ratio target and we remain firmly focused on delivering it. But, as we finish out the integration, we should still expect to see further benefits on our OpEx line.
Amit Goel, Mediobanca
Hi. Thank you. I've got some follow-up questions, just on the US wealth business. So one was on your commentary about the flows and what we can expect going forward. Previously you've said you expect the net recruiting outflow impacts to materially taper in the second half of this year.
Is that still the case? I mean, just
based on some of the data, it seems like in Q2 there were still a lot of advisor outflows, so there could still be an impact into Q3?
And then, just when looking at the mix in terms of the quarter. So the net new assets were positive, but then the net new fee-generating assets were negative. When I look at Q2 in prior years, net new fee-generating assets have held up better. And I’m just wondering, what's driving that dynamic? Was there anything in particular this
quarter to influence that?
Todd
Tuckner
Yeah. So first on the Wealth
headcount in the US. So, if you look at the table where we have 2% down year on year and 1% down quarter on quarter, just to sort of orient the point. The other point that's important to mention is that, as I've said several times in the past, the reported headcount numbers reflect the lag in timing, because that's actually when the advisors either come on when recruited, or come off when they move [off] our payroll. So there is a lag in that. But I think what’s important, the broader point I would make is that we expect, as we work through the issue – which we continue to do – that this will have a tapering impact, which is why we've been forecasting and guiding on positive net new assets for the year contributing from Wealth in the
Americas. And so we expect the trend to continue and we would expect an improving second half as well. We are continuing to maintain that Wealth in the Americas will be a positive contributor to net new assets for the full year 2026.
In terms of net new assets versus NNFGA, nothing I would call out. We've had very strong net new fee-
generating asset growth when you look back over the last 12 months. I’d say I wouldn't overread into one quarter versus the other in terms of whether we're indexed more into net new fee-generating assets versus net new assets. So nothing I would take away or no one particular driver that I would call out in explaining the delta between the two metrics. But just, over time, they're both meeting our expectations. And that's really the more important point.

Joseph Dickerson, Jefferies
Hi. Thank you for taking my question and congratulations on a very robust set of results. The question I had is, you've guided the GWM NII to grow by around 10% versus ’25. It’s interesting because this number is quite some ways ahead of where the market expectations are. Could you kind of break that down a little bit in terms of what is rates versus volumes? Or is this just frankly because you've seen a better result in lending volumes, and deposit margins are remaining robust? I guess what I'm getting at is what element, if any, is differential in
interest rates or is it really on volumes?
And then secondly, I guess strategically on Asset Management. If you look at the business, it's not a large part of the Group. How fungible is it with the Group? It's been, I think, slightly underwhelming the past few quarters. Is this a business that you intend to keep strategically? I know there's some, there was speculation over the years about it, but any comment on that business and the strategic rationale with the rest of the Group would be great. Thank you.
Todd
Tuckner
Hey, Joe. Let me
address the first question. So on GWM, I did mention that the guidance I offered – around 10%
up year on year – was, in part, supported by higher rates, but also lending growth and a favorable deposit mix.
So, really breaking that down, I would say,
now that our outlook would suggest moderately higher US dollar rates, that creates structural tailwind for the business and that comes from loans and also our replicating portfolio as those yields grind higher, and are
only partially offset by higher deposit costs that are tempered by our deposit mix remaining healthy.
So that's the way I think about it. And it drives the revised year-on-year look.
Sergio P.
Ermotti
And so on Asset Management, I would say that, first of all, from a strategic standpoint of view, it fits very well the thematic of us being an asset-gathering centered organization. But also if I look at what we do within Asset
Management, I would like to highlight the good momentum in reshaping and restructuring the business; basically disposing of activities that were quite dilutive to our cost-income ratio and really getting it focused with a good progress towards achieving strong relative performance also vis-a-vis our peers. Within that, I see a lot of potential for us to continue to grow.
When you look at our alternative space, we are a top LP in alternatives. You saw the good inflows during the quarter and the good momentum we are having. We are also developing a strong focus on capabilities in passive
ETFs. And so from a geographic standpoint of view, we are expanding our capabilities, also our joint ventures with external partners. So I'm very happy to see the good momentum which I believe justifies us continuing to invest into this business and position as a strategic element of our asset gathering center story. So I think it is an integral part of our equity story.
Sarah Mackey
We have no further questions, so I would like to close the call and thank everyone for dialing in and asking their questions today. We
look forward to updating you with our third-quarter results, and wishing everyone a good summer holiday. Thank you.

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UBS Group AG
By:
/s/ David Kelly
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/s/ Ella Copetti-Campi
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UBS AG
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Date:
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